Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES 2014 THIRD QUARTER FINANCIAL RESULTS

- Company reports revenues of $8.1 million and adjusted EeBITDA of $1.0 million -

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – November 5, 2014 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the third quarter ended September 30, 2014. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Third Quarter 2014 Highlights

  Third quarter revenues were $8.1 million, compared to $8.8 million during the same period in 2014 on softer Sinclair Technologies revenues, ongoing weaker sales of Satellite Solutions offset by a 21% increase in sales of Microwave components driven by deliveries of our new ATOM series of products;

  Third quarter revenues from microwave components were $3.0 million, up 21% from $2.5 million during the same period last year, driven by sales of new ATOM Series of products;

  Adjusted EBITDA was $1.0 million, compared to $1.4 million in Q3 2013;

  Basic and diluted earnings per share for the third quarter were $0.02, an increase from $0.01 in the third quarter of 2013;

  The Company ended the third quarter with a net cash position, its first in nearly four years, of $1.5 million, as its cash position grew to $4.4 million, up from $3.2 million at the end of Q2 and its acquisition loan decreased to $2.9 million, from $3.4 million at the end of Q2; and

  Ended the third quarter with $16.0 million in net working capital, excluding acquisition loan.

	Three months ended September 30					Nine months ended September 30
(000’s) except per share amounts	2014	2013	Change	Change		2014	2013	Change	Change
	$	$	$	%		$	$	$	%

Revenue	8,107	8,788	(681)	(8%	)	26,808	25,740	1,068	4%
Gross profit	3,315	3,583	(268)	(8%	)	11,118	10,630	488	5%
Gross profit %	41%	41%	-	-		41%	41%	-	-
Net earnings	968	683	285	42%		4,144	2,009	2,135	>100%
EBITDA (1)	1,200	1,045	155	15%		4,711	3,149	1,562	50%
Adjusted EBITDA (1)	1,017	1,361	(344)	(25%	)	3,943	2,977	966	32%

Net earnings per share – basic and diluted	0.02	0.01	0.01	100%		0.07	0.03	0.04	>100%

Weighted average common shares outstanding
Basic	57,609	57,674				57,645	57,846
Diluted	57,630	57,677				57,679	57,874

(1)

EBITDA and Adjusted EBITDA are Non-IFRS Measures that are defined in the Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 posted on Norsat’s website and SEDAR.

Management Commentary

Dr. Amiee Chan, president and chief executive officer of Norsat, commented, “Third quarter results were largely within our expectations. We anticipated weakness in Satellite Solutions as well as in our land mobile radio (Sinclair) segment, but we also experienced approximately $0.6 million in orders that were substantially completed in Q3 2014, but for several reasons were not delivered and were subsequently recognized as revenue early in the fourth quarter of 2014. I am pleased to see continued strength within our microwave segment. Growth in our microwave products division was lead primarily by our ATOM series of products, which include block upconverters (BUCs) and solid state power amplifiers (SSPAs) that are the most compact, lightweight, and energy efficient transmitters available on the market. Revenues in that division increased 21% to $3.0 million of which only $0.4 million was attributable to a sizable contract that was completed during the quarter. We continue to receive strong interest in the ATOM series and believe it should continue to provide long-term growth for years to come.”

Arthur Chin, chief financial officer of Norsat, commented, “We are very pleased to have returned the company to a positive net cash position. Our ability to drive operational improvements and broaden our product offerings has allowed us to consistently pay down our acquisition loan while adding to our cash position. With ongoing initiatives in place to continue generating strong cash flows, while also driving revenue growth, we feel positive about the position Norsat is in.”

Dr. Chan concluded, “Revenues for the nine month period have increased 4%, while EBITDA has increased 32% during the quarter. We continue to drive cash flows and improve our capital structure. Operationally, the diversity of our products and offerings have really been highlighted during the quarter, with the microwave components segment acting as a catalyst for growth during the year and hopefully for years to come. Looking forward, while there is some continued softness within land mobile radio, we believe that demand will resume within the coming quarters, which when coupled with an improvement in our satellite solutions backlog leaves me enthusiastic about our future prospects. We remain confident in our abilities to continue executing upon our business plan and believe we are well on our way to being the leader in providing wireless communications solutions to remote and/or challenging applications for years to come.”

Financial Review

For the three months ended September 30, 2014

For the three months ended September 30, 2014, total sales were $8.1 million, compared to $8.8 million in Q3 2013. Third quarter Microwave Products sales were $3.0 million, compared to $2.5 million in Q3 2013. The $0.5 million increase was mainly driven by the product deliveries on the new line ATOM of products. Sales from the Sinclair Technologies segment were $4.7 million for the third quarter of 2014, compared to $5.4 million during the same period in 2013, reflecting recent softness in the infrastructure and public safety markets. Third quarter Satellite Solutions sales were $0.5 million, compared to $0.9 million in Q3 2013, reflecting the continuing decrease in military demand and budget constraints among other non-military customers. Other service revenues were also $0.5 million lower year-over-year due to the non-renewal of significant airtime contracts.

On a consolidated basis, third quarter gross margin percentages were 41% which is comparable to Q3 2013 margins of 41%. Gross margins in our Microwave Products segment were 45% which is comparable to gross margins of 44% in Q3 2013. Gross margins in our Satellite Solutions segment was 25% compared to 29% in Q3 2013, which reflects a greater portion of lower-margin revenues in the mix. Our Sinclair margins were 39% in Q3 2014 down from 41% for the same period in 2013, reflecting lower sales volume and relatively fixed manufacturing costs.

For the three months ended September 30, 2014, total expenses decreased to $2.4 million, from $2.9 million in Q3 2013. The decrease is mainly attributable to a $0.3 million in other income in the third quarter of 2014 compared to other expense of $0.4 million in the same period in 2013, reflected by the change of the US dollar against the Canadian dollar. In Q3 2014 the US dollar strengthened against the Canadian dollar whereas in Q3 2013 the US dollar weakened against the Canadian dollar.

Third quarter selling and distributing expenses decreased to $1.2 million, from $1.5 million in 2013, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and certain employee-related costs savings.

Third quarter general administration expenses increased to $1.2 million, from $0.8 million incurred in 2013. The increase reflects $0.2 million in corporate development costs related to external costs to pursue a potential acquisition compared to approximately $17,000 in the same period in 2013, investments in organizational infrastructure, increased bonuses due to the Company substantially tracking towards its 2014 targets and objectives, and offset by the impact of certain employee-related cost savings implemented in 2013.

Third quarter direct product development expenses of $0.6 million was on par with $0.6 million during the same period last year. This was offset by the decrease of government contributions to $0.3 million in the third quarter of 2014 compared to $0.5 million for the same period in 2013. In Q3 2013 government contributions were higher, reflecting the higher direct product development expenses for the CVG product lines.

Third quarter earnings before income taxes were $0.9 million, compared to $0.7 million during the same period last year, reflecting a $0.4 million gain on foreign exchange in the third quarter of 2014 versus a $0.2 million loss on foreign exchange in the same period in 2013. This was offset by $0.3 million gross profit due to lower sales and $0.2 million less government funding in Q3 2014 compared to Q3 2013.

Income tax recovery for the third quarter of 2014 was approximately $74,000 compared to approximately $47,000 in the third quarter of 2013.

Third quarter 2014 net earnings were $0.9 million, or $0.02 per share, basic and diluted, compared to $0.7 million, or $0.01 per share, basic and diluted, for the third quarter in 2013.

Adjusted EBITDA for the three months ended September 30, 2014 decreased by 25% to $1.0 million, compared to $1.4 million for the same period last year, reflecting a $0.3 million decrease in gross profit contributions from lower sales volume, and approximately $0.2 million less government contributions for the third quarter of 2014 compared to the same period in 2013.

For the nine months ended September 30, 2014

For the nine months ended September 30, 2014, total sales were $26.8 million, compared to $25.7 million for the same period last year. Microwave Products sales were $9.4 million in the first nine months of 2014, compared to $5.7 million during the same period in 2013. The $3.7 million increase was mainly driven by the product deliveries on the ATOM new line of products. Sales from our Sinclair Technologies segment were $15.9 million in the first nine months of 2014, comparable to $16.2 million during the same period in 2013. While we saw improved demand in Q1 and Q2, these improvements were not sustained in Q3. Satellite Solutions sales were $1.6 million for the nine months ended September 30, 2014, compared to $3.9 million for the same period in 2013. Sales from this segment were impacted by reduced military ordering of satellite equipment and services. In addition, service revenues declined by $1.1 million as airtime contracts, warranties and post-service contracts expired.

On a consolidated basis, gross margin percentage was 41% for the nine months ended September 30, 2014, comparable to 41% from the same period in 2013. Our Microwave Products segment achieved a nine months gross margin of 45%, comparable with results of 44% from the nine months of 2013. Margins from the Sinclair Technologies segment were 40%, compared to 42% in first nine months of 2013, reflecting less sales volume in Q3 2014. Satellite Solutions gross margin decreased slightly to 30% year-to-date, from 33% in the first nine months of 2013. The change in Satellite Solutions gross margin reflects a greater proportion of lower-margin revenues and lower sales volume.

For the nine months ended September 30, 2014, total expenses decreased to $7.4 million, from $8.7 million during the same period in 2013.

Selling and distributing expenses decreased to $3.9 million, from $4.7 million, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

General and administrative expenses were $3.1 million in the nine months of 2014, on par with $3.0 million in the same period in 2013. In the nine months of 2014, corporate development costs related to external costs to pursue a potential acquisition increased to $0.2 million compared to approximately $17,000 in the same period in 2013. In addition investments were made in organizational infrastructure, and bonuses increased due to the Company substantially tracking towards its 2014 targets and objectives. These increases were offset by the decrease in expenses, reflecting the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian dollars.

For the nine months ended September 30, 2014, direct product development expenses decreased to $1.9 million from $2.5 million for the same period last year. The decrease reflects the accelerated development of the newly acquired CVG product lines in 2013, costs not incurred in 2014, and the impact of the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

Government contributions decreased to $0.9 million in the first nine months of 2014 from $1.7 million in the same period in 2013. In 2013 we secured a new repayable government contribution under the SADI program, which enabled the Company to claim eligible costs incurred between July 27, 2013 and December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 2013, compared to just one in the first quarter of 2014.

As a result net product development expenses increased to $1.2 million in the nine months ended September 30, 2013 from $1.0 million in the same period last year.

Other net income for the first nine months of 2014 increased to $0.8 million from approximately $31,000 during the same period last year. The increase reflects a $1.0 million gain on foreign exchange in the nine months ended September 30, 2014 compared to a $0.3 million gain in the same period in 2013 and $0.1 million lower interest expenses resulting from the reduction in the Company’s acquisition loan.

For the nine months ended September 30, 2014 earnings before income taxes increased to $3.7 million, from $2.0 million during the same period in 2013, reflecting a $0.7 million higher gain on foreign exchange, $0.5 million higher gross profit and $1.3 million less expenses compared to the same period in 2013. This was offset by $0.8 million less government funding for the nine months ended September 30, 2014 compared to same period in 2013.

Income tax recovery for the nine months ended September 30, 2014 was $0.4 million compared to income tax recovery of $0.1 million for the same period in 2013, reflecting a current income tax recovery of $0.2 million in the nine months ended September 30, 2014 compared to a tax expense of $0.1 million for the same period in 2013. Deferred income tax recovery of $0.2 million for the nine months ended September 30, 2014 is on par with $0.2 million for the same period in 2013.

For the nine months ended September 30, 2014, net earnings increased to $4.1 million, or $0.07 per share, basic and diluted, from net earnings of $2.0 million, or $0.03 per share, basic and diluted, during the same period in 2013.

Adjusted EBITDA for the nine months ended September 30, 2014 was $3.9 million, compared to $3.0 million during the same period in 2013. The change in EBITDA reflects a $0.5 million increase in gross profit contributions from higher sales volume, and lower total operating expenses of approximately $1.3 million in the nine months ended

September 30, 2014 compared to the same period in 2013. The decrease in operating expenses mainly reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and lower expenses from employee-related cost savings in the nine months ended September 30, 2014 compared to the same period in 2013. This was partially offset by approximately $0.8 million less government contributions for the first nine months of 2014 compared to the same period in 2013.

Financial Position

Norsat ended the third quarter with cash and cash equivalents of $4.4 million, comparable to $3.2 million as of June 30, 2014 and to $3.3 million as at December 31, 2013. Norsat continues to repay its acquisition loan, at a loan balance of $2.9 million as of September 30, 2014, down from $3.4 million as of June 30, 2014 and $4.4 million as of December 31, 2013. The Company also has access to undrawn credit facilities totaling $3.8 million as at September 30, 2014 and November 5, 2014. Adjusted Working Capital, which excludes the acquisition loan, at September 30, 2014 was $16.0 million, compared to $14.4 million at December 31, 2013. The Adjusted Current Ratio, which excludes the acquisition loan, at September 30, 2014 was 4.3 times, compared to 3.5 times at December 31, 2013.

Outlook

By segment, in the near term, the Microwave segment is expected to continue to have consistent revenue, with more of its sales driven by the ATOM Series of Ku-Band BUCs and SSPAs. While the Sinclair Technologies infrastructure and public safety markets have shown softness in Q3 2014, demand is expected to resume in the coming quarters, driving sales closer to historical levels. Satellite Solutions continues to experience weaker customer demand, stemming from lower military spending, however with the recent award of a large satellite hardware contract in 2014, we enter fiscal 2015 with a more positive backlog compared to the same period in 2014.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, November 5, 2014, at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2014 second quarter financial results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	September 30, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$4,397,645	$3,272,595
Trade and other receivables	6,959,684	6,821,155
Inventories	8,936,095	9,566,289
Prepaid expenses and other	628,696	572,038
Current assets	20,922,120	20,232,077
Non-current assets
Property and equipment, net	916,585	1,055,160
Intangible assets, net	6,695,848	7,377,107
Goodwill	4,886,464	5,104,370
Long-term prepaid expenses and other	9,340	9,340
Deferred income tax assets	4,900,000	4,900,000
Non-current assets	17,408,237	18,445,977
Total assets	$38,330,357	$38,678,054
LIABILITIES
Current liabilities
Trade and other payables	$2,058,355	$2,162,196
Accrued liabilities	1,747,099	1,956,998
Provisions	702,167	851,437
Taxes payable	105,760	270,263
Deferred revenue	268,474	586,925
Current liabilities before acquisition loan	4,881,855	5,827,819
Acquisition loan	2,886,187	4,413,296
Current liabilities	7,768,042	10,241,115
Non-current liabilities
Long-term deferred revenue	27,639	10,457
Deferred income tax liabilities	1,737,634	2,002,973
Non-current liabilities	1,765,273	2,013,430
Total liabilities	9,533,315	12,254,545
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(354,505)	(318,255)
Contributed surplus	4,311,696	4,278,843
Accumulated other comprehensive loss	(3,082,779)	(1,315,478)
Deficit	(11,928,018)	(16,072,249)
Total shareholders' equity	28,797,042	26,423,509
Total liabilities and shareholders' equity	$38,330,357	$38,678,054

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Revenue	$8,106,661	$8,788,047	$26,808,272	$25,739,913
Cost of sales	4,791,478	5,205,414	15,690,607	15,109,853
Gross profit	3,315,183	3,582,633	11,117,665	10,630,060

Expenses:
Selling and distributing expenses	1,209,669	1,486,965	3,886,404	4,667,320
General and administrative expenses	1,206,502	847,178	3,110,402	3,032,593
Product development expenses, gross	644,189	729,108	2,096,778	2,724,499
Less: Government contributions	(322,120)	(490,881)	(891,877)	(1,688,728)
	2,738,240	2,572,370	8,201,707	8,735,684
Earnings before other expenses	576,943	1,010,263	2,915,958	1,894,376

Gain on bargain purchase	-	-	-	(47,773)
Reversal of gain on bargain purchase	-	47,773	-	47,773
Loss on disposal of property and equipment	-	-	-	8,367
Interest and bank charges	46,183	75,216	147,061	260,397
(Gain)/loss on foreign exchange	(362,666)	251,625	(948,425)	(299,858)
Earnings before income taxes	893,426	635,649	3,717,322	1,925,470

Current income tax(recovery) / expense	(4,370)	21,060	(217,533)	121,268
Deferred income tax recovery	(69,792)	(68,038)	(209,376)	(205,004)
Net earnings for the period	$967,588	$682,627	$4,144,231	$2,009,206

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars	1,215,894	(457,435)	1,767,301	738,565
Total comprehensive income (loss) for the period	$(248,306)	$1,140,062	$2,376,930	$1,270,641
Net earnings per share
Net earnings per share, basic and diluted	$0.02	$0.01	$0.07	$0.03

Weighted average number of shares outstanding
Basic	57,609,319	57,674,356	57,645,307	57,845,925
Diluted	57,629,737	57,676,816	57,679,189	57,874,382

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period	$967,588	$682,627	$4,144,231	$2,009,206
Income taxes refund/(paid)	(70,565)	(11,965)	57,549	(72,318)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization	276,666	357,093	899,509	1,029,396
Foreign exchange loss/(gain)	(362,665)	251,625	(948,424)	(299,858)
Loan acquisition cost amortization	6,786	6,787	20,359	20,360
Loss on disposal of property and equipment	-	-	-	8,367
Gain on bargin purchase	-	-	-	(47,773)
Reversal of gain on bargain purchase	-	47,773	-	47,773
Current income tax (recovery)/expense	(4,371)	21,060	(217,534)	121,268
Deferred income tax recovery	(69,792)	(68,038)	(209,376)	(205,004)
Share-based payments	43,020	65,957	166,988	231,106
Accretion of promissory notes	-	-	-	31,871
Government contribution	(322,120)	(490,881)	(891,877)	(1,722,877)
Changes in non-cash working capital	1,243,888	(1,292,529)	(631,672)	(1,633,036)
Net cash flows provided for/(used in) in operating actitivies	1,708,435	(430,491)	2,389,753	(481,519)

Investing activities:
Acqusition of business	-	-	-	(530,170)
Purchase of intangible assets, property and equipment	(196,074)	(450,879)	(406,498)	(519,011)
Proceeds from government contributions for acquisition of property and equipment	-	103,517	26,551	103,517
Proceeds from sale of property and equipment	-	-	-	4,200
Proceeds from sale of asset held for sale	-	-	-	7,800
Proceeds from sale of subsidiary	-	-	-	13,583
Net cash flows used in investing activities	(196,074)	(347,362)	(379,947)	(920,081)

Financing activities:
Repayment of acquisition loan	(480,000)	(480,000)	(1,440,000)	(1,890,000)
Payment of promissory note	-	-	-	(725,000)
Purchase of treasury shares	-	-	(107,284)	(229,881)
Share purchase cost	-	-	(4,501)	-
Reversal of Vesting of RSUs / (Vesting of RSUs)	9,485	-	(58,600)	(7,805)
Proceeds from government contributions	379,310	1,188,902	997,783	1,863,874
Net cash flows (used in)/provided for in financing activities	(91,205)	708,902	(612,602)	(988,812)

Effect of foreign currency translation on cash and cash equivalents	(256,616)	(79,253)	(272,154)	(40,985)

Increase/(decrease) in cash and cash equivalents	1,164,540	(148,204)	1,125,050	(2,431,397)
Cash and cash equivalents, beginning of period	3,233,105	2,770,252	3,272,595	5,053,445
Cash and cash equivalents, end of period	$4,397,645	$2,622,048	$4,397,645	$2,622,048

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
Email: norsat@lythampartners.com